October 6, 2005

Via Facsimile (212) 451-2222 and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

RE:	Sunset Financial Resources, Inc.
	Preliminary Consent Solicitation Statement on Schedule 14A Filed October 3, 2005, by Western Investment LLC, Western
Investment
	Hedged Partners LP, Western Investment Institutional Partners
LLC,
	Western Investment Activism Partners LLC, and Arthur D.
Lipson
      File No. 001-32026

Dear Mr. Wolosky:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. Please provide the record date information required by Item
6(b)
of Schedule 14A.

We are dissatisfied with the current board of directors, page 2
2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

* your belief that it would be "in the best interests of the Company" to reconstitute the board;
* your implication that security holders are dissatisfied with the current affairs of the company and performance of the current board of directors; and
* your statement that the board of directors "made it harder for stockholders to express any dissatisfaction." It appears that the board`s action made it more difficult to call a special meeting of security holders, which may be one of several avenues security holders have to express their opinion of the board`s performance.

Written Consent Procedures, page 3
3. Please refer to the capitalized sentence in the first paragraph of this section. It appears that you may have omitted the word "not" in the last clause of this sentence reading "...and do [not] commit you to cast any vote in favor..." (bracketed language added). Please revise or advise.
4. With respect to the second paragraph of this section, please describe any expiration date for the consents received and a time by which you expect to use the consents to call the special meeting of
Sunset Financial security holders.

Solicitation of Written Consents, page 4
5. Please fill in the blanks in this section.
6. Expand the last paragraph under this heading to indicate whether the matter will be submitted to a vote of stockholders. See Item
4(b)(c) of Schedule 14A.

Certain Information Regarding the Participants, page 5
7. Please disclose the information required by Item 5(b)(1)(iii) of
Schedule 14A.
8. Please tell us why you need to qualify your disclosure in the fifth paragraph. The disclaimer appears inappropriate given that the
Western Committee includes all of the filing persons whom the disclosure concerns. Please remove it.

Form of Consent
9. Please revise your form of consent to provide security holders a means to specify a choice between consent for or denial of your solicitation. Refer to Rule 14a-4(b) of Regulation 14A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,


								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
October 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE